K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

June 4, 2024
VIA Email
Mr. David Mathews
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:
Responses to Comments on the Joint Preliminary Proxy Statement filed by Neuberger Berman Municipal Fund Inc. and Neuberger Berman Next Generation Connectivity Fund Inc. (File Nos. 811-21168 and 811-23635)

Dear Mr. Mathews:

This letter addresses comments that you provided telephonically as a member of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the joint preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed with the SEC by Neuberger Berman Municipal Fund Inc. and Neuberger Berman Next Generation Connectivity Fund Inc. (each a “Fund” and together, the “Funds”).
For convenience, we have set forth each comment below, followed by the Funds’ response.  Capitalized terms not otherwise defined have the same meaning as given in the Proxy Statement.
Comment 1:  Please file responses to comments in correspondence same day as or prior to filing the definitive proxy statement.  Comments made in one section apply to similar sections elsewhere in the proxy statement.  If a Fund determines to decline a comment, please tell us why and include your analysis in your response.
Response:  The Funds acknowledge the Staff’s requests.
Comment 2:  With respect to the Notice of Joint Annual Meeting of Stockholders, we note that Saba has filed preliminary proxy materials that indicate additional persons are proposing the individual who are different from what is stated in the Notice.
Response:  Saba’s preliminary proxy statement disclosed that its proxy statement is being furnished by a broader group of participants whereas the Funds’ preliminary proxy statement referred to the Saba Hedge Fund that proposed the nominee to the Funds. Because the proxy disclosure in each case refers to different aspects of the proxy process, there is no conflict.  Nonetheless, the Funds have revised the definition of Saba to include more of the participants mentioned in Saba’s proxy statement.
Comment 3: The Notice of Joint Annual Meeting of Stockholders includes a statement that to protect your investment in a Fund stockholders should vote for the Board’s nominees.  Please add to the disclosure in the relevant proxy statement section an explanation of the basis for asserting that voting for the Board’s nominees will protect stockholders’ investments.  In doing so, add disclosure that is consistent with Rule 14a-9, with any statements of opinion or speculation appropriately qualified.

Mr. David Mathews
Division of Investment Management
Securities and Exchange Commission
June 4, 2024

Response:  The Funds disclose in the “Proposal: Election of Directors” section their Boards’ views regarding the incumbent Directors experience in, and history of, protecting stockholder interests.  In addition, the Funds have added disclosure to that section to further clarify the factors the Governance and Nominating Committees considered in determining that nominating the incumbent Directors would be in the best interests of the Funds’ stockholders:
Each Fund’s Governance and Nominating Committee carefully reviewed the qualifications, experience, skillset and background of each incumbent Class I Director and the Hedge Fund Nominee and evaluated, among other things, potential conflicts of interest that may exist or arise in the future due to, for example, current employment obligations involving duties to clients of other investment advisors.  Based upon this review and consideration, including a recommendation from each Fund’s Closed-End Funds Committee, each Committee determined that nominating the incumbent Class I Directors for election would be in the best interests of its Fund’s stockholders.
Comment 4:  If one copy of the proxy statement will be addressed to multiple stockholders at the same address, please include the information required by Item 23 of Schedule 14A.
Response:  The Funds have added disclosure relating to “householding” in the definitive proxy statement.
Comment 5:  The fifth paragraph of the Proposal: Election of Directions includes a list of examples of board action to enhance stockholder value.  Are the examples in romanettes actual examples of actions with respect to the Funds or generic examples?  Please revise to clarify what specific actions the directors have taken with respect to these Funds.
Response:  In combination, yes, the Funds’ Directors have taken the actions described in the Proxy Statement and referred to in the comment above with respect to the Funds.
Comment 6: Please clarify in the section titled “Vote Required” whether the disclosure relating to the voting of holders of preferred stock for the preferred stock director refers to the majority of outstanding shares or the majority of shares that cast votes at the Meeting or by proxy.
Response:  The Funds have revised this disclosure to further clarify that the voting requirement for preferred stockholders to elect the preferred stock director is the vote of the holders of a majority of the relevant Fund’s outstanding preferred stock.
Comment 7:  Please revise the disclosure throughout the proxy statement, but particularly in the section titled “Voting Rights,” to state that broker non-votes will not be counted for purposes of quorum.  However, if the current disclosure is retained and broker non-votes are intended to be counted for quorum at the meeting involving a contested proxy please explain in correspondence how this complies with NYSE Rule 452.10.

Mr. David Mathews
Division of Investment Management
Securities and Exchange Commission
June 4, 2024

Response:  Although Rule 452 governs whether brokers may exercise discretionary authority to vote shares as to which the beneficial owner has not provided voting instructions, it is silent about any response from an issuer that receives a broker non-vote or vote in such circumstances.  Instead, the Funds look to their organizational documents and state law when evaluating how to treat broker non-votes for purposes of determining whether a quorum is present.  Neither the Funds’ organizational documents nor Maryland state law make provision for rejecting broker non-votes that may have been given in violation of Rule 452.  The Funds would not want the responsibility or liability associated with determining whether a third party violated rules to which it was subject, but the Funds were not.  Therefore, while the Funds do not expect to receive many, if any, broker non-votes if the solicitation remains contested, they must respectfully decline to make the requested change.
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If you have any further questions regarding this filing, please contact me at 202-778-9286 or jennifer.gonzalez@klgates.com.  Thank you for your attention to this matter.

Sincerely, /s/ Jennifer R. Gonzalez Jennifer R. Gonzalez